Exhibit 99.1

CHAIRMAN’S LETTER

Dear Shareholders,

Every year since 1981 I have reported to you in the Annual Report. Almaden has been through several mining and business cycles and has made a number of mineral discoveries. It has continued on its mission to find new deposits over that time without ever having a share consolidation despite sometimes very difficult markets. Now, with your approval, we are about to create a new Company out of Almaden and leave the original to develop the Ixtaca gold silver deposit.

Ixtaca is well along in its development, we are currently doing prefeasibility level metallurgy, pit design etc. and your Company has spent far less to get to this point than others we are compared to. I need not elaborate on what you already know about the project and what our President, Morgan, has written beyond saying I have great faith in its ongoing progress towards production.

What I really want to do in this letter is pass on the excitement I feel about the spinco, Almadex. It will be totally focussed on exploration. Some time ago major companies decided to leave exploration to the juniors, preferring the purchase of assets over prospecting for them. Juniors try to do the discovery work but, because of the cyclical nature of our markets, most prefer to work on advanced projects or around old prospects and mines hoping to find something previous operators missed. Very few are out trying to find something previously unknown or looking in new districts.

Almadex is eminently qualified and positioned to explore for new discoveries. Morgan has mentioned our team. It starts with him, his Masters degree was from a centre of excellence in geothermal studies and his PhD. was studying the geology of eastern Mexico to a level of understanding no one else has. The proof is in the discovery of the Caballo Blanco gold deposit, and now Ixtaca. Working in these has allowed us to build up a team to support this understanding. We have our own geochemical crew trained by Dr. Barry Smee, geophysical equipment and crew, excellent geologists both in Mexico and handling data in our office and very importantly our own drills with efficient Mexican drillers. We can drill for far less than commercial rates and so Almadex expects to drill often and drill early. Discoveries come from the drill bit; Almaden put the first holes into both the Caballo Blanco and Ixtaca properties. Almadex will start already having a number of properties in eastern Mexico with some that are drill ready.

Thank you for your support over the years, I know many of you personally and am always happy to meet in person or by telephone whenever you want an update.

Kind regards,

“Duane Poliquin”

Duane Poliquin